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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 05743

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____12/01/02____ AND ENDING____11/30/03____

MM/DD/YY   MM/DD/YY

FEB 02 2004

RECEIVED / PROCESSING SECTION

187

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **QUINCY CASS ASSOCIATES, INCORPORATED**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd., Suite 1450

(No. and Street)

Los Angeles,   **California**   **90025**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas N. Tone, Certified Public Accountant (818)597-5858

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tone, Walling & Kissinger, Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

5655 Lindero Cyn Road, Suite 625, Westlake Village, CA 91362

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FEB 09 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____**Joel H. Ravitz**_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____**Quincy Cass Associates, Incorporated**_____, as of ____**November 30**_____, 20 **03**__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____**None**_____

_____

_____

_____
Signature

Chairman & Chief Executive Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUINCY CASS ASSOCIATES, INCORPORATED

CONSOLIDATED STATEMENT
OF FINANCIAL CONDITION

as of
November 30, 2003

together with
Independent Auditors' Report

Tone, Walling & Kissinger
Certified Public Accountants
5655 Lindero Canyon Road, Suite 625
Westlake Village, California 91362
Tel. 818-703-0800; 818-597-5858
FAX 818-597-5860

Independent Auditors' Report

TO: The Board of Directors & Shareholders
QUINCY CASS ASSOCIATES, INCORPORATED

We have audited the consolidated statement of financial condition of QUINCY CASS ASSOCIATES, INCORPORATED as of November 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of Quincy Cass Associates, Incorporated, as of November 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

December 29, 2003.

-2-

QUINCY CASS ASSOCIATES, INCORPORATED
CONSOLIDATED STATEMEMT OF FINANCIAL CONDITION
NOVEMBER 30, 2003

ASSETS

Cash		$644,715
Receivable from clearing organization		24,560
Marketable securities		8,850
Tax refunds receivable		25,276
Fixed assets:		
Equipment and furnishings	$110,360	
Computer hardware	97,963	
Leasehold improvements	94,744	
	303,067	
Less: accumulated depreciation	(285,389)	17,678
Other assets		21,935
		$743,014

LIABILITIES & SHAREHOLDERS' EQUITY

Accounts payable and accrued liabilites	$42,765
Deferred income taxes	350
Commitments and contingent liabilities	--
Shareholders' equity	699,899
	$743,014

See notes to financial statements.

1. Significant Accounting Policies

Description of Business, Risks and Exposures

The Company operates in three business segments: processing broker-dealer transactions on a fully disclosed basis, investment management of customers' accounts, and operational management of various real estate projects, typically mobile home parks.

Operational risk arises in processing broker-dealer transactions by failure to process transactions properly, failure to exercise due care in the investment management of customers' investments or failure to manage real estate operations properly. Company management has placed the proper operational controls to mitigate these risks. While customer accounts are protected by a $100,000,000 insurance policy, in the event of failure by the clearing organization, the Company has a credit risk to the extent there is any money due from it. The other business segments do not have a level of concentration significant enough to significantly impact the financial position of the Company should any one event, such as the loss of one customer, occur.

The preparation of the consolidated statement of financial condition requires management to make estimates and assumptions that affect reported amounts and disclosures in this statement. Actual results could differ from those estimates.

Consolidation and Revenue Recognition

The consolidated financial statements include the results of operations, account balances and cash flows of the Company and its wholly-owned subsidiaries, QCA Management Company, Inc. and QCA Capital Management, Inc. All material inter-company balances have been eliminated. Commission income and expenses are recorded on a trade date basis.

Securities Owned

The Company values its securities owned at the fair market value as of the end of the period, with the resultant gain or loss recorded as part of miscellaneous income in the statement of income.

Capitalization & Depreciation

Equipment, furnishings, computer equipment and leasehold improvements are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful life of the asset (generally five to seven years) or the initial term of the lease, whichever is shorter. Purchased software, included in other assets, is amortized over from three to five years.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and